DUNDEE CORPORATION REPORTS

THIRD QUARTER 2008 RESULTS

FOR IMMEDIATE RELEASE

Toronto, November 14, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A) is today reporting its financial results as at and for the three and nine months ended September 30, 2008.  The interim unaudited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the three and nine months ended September 30, 2008 have been filed on SEDAR on November 14, 2008.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $61 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010